Exhibit 99.1

Kitov Pharmaceuticals Reports Additional Data from its Phase III Trial on the Beneficial Blood Pressure Effects of KIT-302

-	KIT-302 could address a major safety concern in the use of pain medication for the healthcare community
-	Study data shed new light on optimal usage of NSAIDs, the most widely prescribed class of drugs
-	Synergistic effect on blood pressure reduction demonstrated with KIT-302’s two components was present at all times of day and with both blood pressure parameters

TEL AVIV, Israel, Dec. 17, 2015 -- Kitov Pharmaceuticals (NASDAQ/TASE: KTOV), an innovative biopharmaceutical company focused on late-stage drug development, today announced more data from its successfully concluded Phase III trial for its lead drug candidate, KIT-302. Data showed the favorable blood pressure effects of KIT-302 were present in all blood pressure variables measured in the study. These data not only confirm the top line findings of the study, they further reveal the benefits of using of a combination drug to improve patient safety when using pain medications.

A combination drug, KIT-302, simultaneously treats pain caused by osteoarthritis and treats hypertension, which is a common side effect of stand-alone drugs that treat osteoarthritis pain. KIT-302 is comprised of two FDA approved drugs, celecoxib (Celebrex®) for the treatment of pain caused by osteoarthritis and amlodipine besylate, a drug designed to treat hypertension.

The primary efficacy endpoint, which Kitov's Phase III study successfully met, was based on the difference in daytime systolic blood pressure reduction between patients treated with amlodipine and those treated with amlodipine plus celecoxib. The mean reductions were 8.8 mm Hg for the patients treated with amlodipine alone and 10.6 mm Hg for patients treated with the KIT-302 components (amlodipine plus celecoxib). This difference met the FDA’s primary efficacy endpoint statistical requirements with a p value of 0.001.

Upon further review of its Phase III clinical results, Kitov has determined that the blood pressure reduction synergy seen with combining celecoxib and amlodipine, is seen not only in the study’s primary efficacy endpoint of daytime systolic blood pressure, but was also present in all other blood pressure variables. This beneficial effect of celecoxib on blood pressure was not present when celecoxib was administered alone, rather celecoxib was shown to elevate blood pressure relative to placebo, when administered by itself.

“These new data show that KIT-302 may have a very significant impact on how nonsteroidal anti-inflammatory drugs (NSAIDs) are used in the future. As the largest consumed class of drugs on the market, NSAIDs are generally a better chronic pain reduction alternative than narcotics. However, NSAIDs still carry a black box warning in its labeling from the FDA due to their side effect of hypertension and associated risks including heart attack and stroke,” stated Dr. J. Paul Waymack, Chairman of Kitov's Board and Chief Medical Officer. “KIT-302, by combining a widely used NSAID with amlodipine, the only once-a-day calcium blocker, actually reduces all blood pressure measures, and therefore may offer a new, safer choice for doctors and their patients.”

“Moreover, we believe the medical community will take great interest in this study’s findings and its implications for pain management and hypertension,” Dr. Waymack added.

The blood pressure reduction synergy was also seen for daytime diastolic blood pressure measurements. After two weeks of treatment the reduction for this variable with amlodipine alone was 5.5 mm Hg, while for patients treated with KIT-302's components the reduction was 7.6 mm Hg. For nighttime systolic blood pressure after two weeks of treatment the reduction with amlodipine therapy alone was 6.3 mm Hg, while for patients treated with KIT-302's components the reduction was 10.7 mm Hg. For nighttime diastolic blood pressure after two weeks of treatment the reduction with amlodipine alone was 3.1 mm Hg, while for patients treated with KIT-302's components the reduction was 7.2 mm Hg.

To summarize, the synergy in blood pressure reduction demonstrated with KIT-302’s two components was present at all times of day and with both blood pressure measures. Although celecoxib when combined with amlodipine appears to have a synergistic effect and lowers blood pressure, it has the opposite effect when administered by itself.

Pain medications for osteoarthritis account for billions of dollars in annual sales globally. Most pain medications for osteoarthritis, including celecoxib, are non-steroidal anti-inflammatory drugs (NSAIDs) which have the side effect of elevating blood pressure, and increasing the risk of heart attacks, strokes and death. Of the 27 million Americans who live with osteoarthritis, 13.5 million also suffer from hypertension, which also increases the risk of heart attack, stroke, and death.

About Kitov Pharmaceuticals Holdings Ltd.

Kitov Pharmaceuticals Holdings Ltd. is a biopharmaceutical company focused on the development of therapeutic candidates for the simultaneous treatment of various clinical conditions. In particular, Kitov focuses on developing combinations of existing drugs in advanced stages of development. Kitov's lead drug, KIT-302, is formulated for the simultaneous treatment of two clinical conditions – pain caused by osteoarthritis (OA) and hypertension (high blood pressure), which can be pre-existing or caused by the treatment for OA. KIT-302 is based on celecoxib, the active ingredient of a known and approved-for-use drug designed primarily to relieve pain caused by OA, and the generic drug amlodipine besylate. Kitov is traded on the Nasdaq Capital Market (KTOV) and the Tel-Aviv Stock Exchange (KTOV).

Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements involve certain risks and uncertainties, including, among others, risks impacting the ability of the Company to complete any public offering of its securities because of general market conditions or other factors and risks that could cause the Company's results to differ materially from those expected by Company management. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Kitov Pharmaceuticals Holdings Ltd.'s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov.

Contact:

Simcha Rock, CFO

+972-2-6254124

Simcha@kitovpharma.com